SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

Commission file number:  0-22684

Shawnlee Construction LLC 401(k) Plan

(Full title of the plan and the address of the plan, if different from that of issuer named below)

Universal Forest Products, Inc.
2801 East Beltline NE
Grand Rapids, Michigan 49525-9736
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Shawnlee Construction LLC 401(k) Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Shawnlee Construction LLC 401(k) Plan
Plainville, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the Shawnlee Construction LLC 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the related changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Grand Rapids, Michigan
June 27, 2011

Shawnlee Construction LLC 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets
Investments, at fair value	$6,041,478	$5,582,074

Notes receivable from participants	355,650	316,302
Employer contribution receivable	9,330	79,436
Net assets available for benefits at fair value	6,406,458	5,977,812

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(2,924)
Net assets available for benefits	$6,403,534	$5,977,812

See accompanying notes.

Shawnlee Construction LLC 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2010	2009
Additions
Investment income:
Dividend and interest income	$54,245	$50,076
Net appreciation in fair value of common stocks	30,215	10,303
Net appreciation in fair value from common collective trust funds	50,213	-
Net appreciation in fair value from mutual funds	347,927	1,336,425
Total investment income	482,600	1,396,804
Participant contributions	357,110	399,118
Employer contributions	109,829	84,593
Interest from notes receivable from participants	14,825	18,430
	964,364	1,898,945
Deductions
Distributions to participants	(537,054)	(630,771)
Administrative expenses	(5,993)	(1,237)
	(543,047)	(632,008)

Net increase	421,317	1,266,937

Transfers in (Note 3)	4,405	212,133

Net assets available for benefits at beginning of year	5,977,812	4,498,742
Net assets available for benefits at end of year	$6,403,534	$5,977,812

See accompanying notes.

Shawnlee Construction LLC 401(k) Plan

Notes to Financial Statements

1.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Shawnlee Construction LLC (Plan Sponsor) 401(k) Plan (the Plan) are presented on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. Although actual results could differ from these estimates, management believes estimated amounts recorded are reasonable and appropriate.

New Accounting Pronouncement

In January 2010, the Financial Accounting Standards Board issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements.  This standard requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 recurring fair value measurements.  The standard also requires disclosure of activities, on a gross basis, including purchases, sales, issuances, and settlements, in the reconciliation of Level 3 fair value recurring measurements.  The standard clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques.  The new disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures are effective for periods beginning after December 15, 2009.  The disclosures about the reconciliation of information in Level 3 recurring fair value measurements are required for periods beginning after December 15, 2010.  The requirements of the standard are not expected to have a significant impact on the Plan’s current fair value disclosures.

In September 2010, the FASB issued ASU 2010-25, Plan Accounting – Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans, which requires participant loans to be segregated from plan investments subject to fair value measurement, classified as notes receivable and measured at their unpaid principal balance plus accrued interest. The ASU requires retrospective application and applies to reporting periods ending after December 15, 2010. Accordingly, the Plan’s participant loans have been reported as notes receivable in the statements of net assets available for benefits as of December 31, 2010 and 2009, and participant loan interest has been excluded from investment income in the related statements of changes in net assets available for benefits for the years ended December 31, 2010 and 2009. In addition, participant loans are now excluded from the fair value disclosures in Note 4. Adoption of the ASU represents a reclassification within the financial statements and had no impact on net assets available for benefits or changes therein.

Shawnlee Construction LLC 401(k) Plan

Notes to Financial Statements (continued)

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04).  ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs.  Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.  Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability.  The Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The following provides a description of the three levels of inputs that may be used to measure fair value:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Significant observable inputs such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable or can be derived from or corroborated by observable market data by correlation or other means.

Shawnlee Construction LLC 401(k) Plan

Notes to Financial Statements (continued)

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan’s investments:

Common Stock: Valued at quoted market prices in an exchange and active market in which the securities are traded.

Mutual Funds: Valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan.

Common Collective Trust Funds: Valued based on audited information reported by the issuer of the common collective trust at year-end.

The Plan also invests in investment contracts through a common collective trust (Union Bond & Trust Company Stable Value Fund, often referred to as “Morley Stable Value Fund”).  Investment contracts held by a defined contribution plan are required to be reported at fair value, with an adjustment to contract value in the statement of net assets available for benefits because contract value of these contracts is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the Union Bond & Trust Company Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses. There is no restriction in place with respect to the daily redemption of the common collective trust at this time.

The Pimco Total Return Fund (the Return Fund) is tracked on a unitized basis. The Return Fund consists of the Pimco Total Return Fund and funds held in cash that are sufficient to meet the Fund’s daily needs. Unitization of the Return Fund allows for daily allocation of interest earned to participant accounts. The value of a unit reflects the combined market value of the Pimco Total Return Fund and the cash held. At December 31, 2010, 7,870 units were outstanding with a value of $19.80 per unit, respectively.

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Shawnlee Construction LLC 401(k) Plan

Notes to Financial Statements (continued)

Administrative Expenses

Administrative expenses incurred in connection with the operations of the Plan are paid by the Plan Sponsor, except for loan and certain investment fees, which are borne by the Plan. Substantially all of these expenses are paid to parties-in-interest of the Plan and are based on reasonable and customary rates for the related services.

Reclassifications

Certain prior year information has been reclassified to conform to the current year presentation.

2.	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan Document and Summary Plan Description, as amended, for a more complete description of the Plan’s provisions.

The Plan is a defined-contribution, profit sharing and 401(k) plan that provides tax-deferred benefits for substantially all eligible employees of the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

Eligible employees are those who are 18 years or older and have completed six months of employment.  All newly eligible employees are automatically enrolled in the Plan at a deferral level of 3% of eligible compensation.

Participants may voluntarily contribute their eligible compensation as a 401(k) contribution subject to certain regulatory limitations. Participant contributions to the Plan vest immediately.

The Plan Sponsor contributes a regular discretionary matching contribution. The regular matching contribution is made quarterly and was 25% of participant deferrals in 2010 and 2009, respectively, subject to a limit of 8% of each participant’s compensation.

The Plan Sponsor may also contribute a discretionary, non-elective contribution annually as determined and approved by management.

The Plan Sponsor may make Employer Davis-Bacon Contributions for any participant who is a Non-Highly Compensated Employee and who performed service in Davis-Bacon covered work during the calendar year.  Davis-Bacon contributions vest immediately.

Certain participants whose services are covered by the federal, state, or municipal prevailing wage law or Davis-Bacon Act, as amended, may receive employer prevailing wage law contributions.  Davis-Bacon Act contributions were $32,271 for the year ended December 31, 2010.

Shawnlee Construction LLC 401(k) Plan

Notes to Financial Statements (continued)

Employer contributions, with the exception of Davis-Bacon contributions, which are immediately 100% vested, are subject to a vesting schedule as follows:

Years of Service	Vesting Percentage

Less than 2	0%
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 or more	100

The vested portion of terminated and retired participants’ accounts are available for distribution following a separation from service. Forfeitures may be used to offset the Plan Sponsor’s matching contributions or administrative expenses of the Plan. During 2010 and 2009, forfeitures of approximately $8,000 and $10,800, respectively, were used to offset the Plan Sponsor’s matching contributions..

Participants may select from various investment options made available by the Plan. Each participant’s account is credited with the participant’s contribution, an allocation of the Plan Sponsor’s contribution, if any, Plan earnings and losses and certain administrative expenses. Earnings allocations are based on account balances, as defined in the Plan agreement.

Participants may borrow from their account a minimum amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or up to 25 years for purchase of a principal residence. The loans bear interest at a rate equal to the prime rate (3.25% at December 31, 2010) plus 1%, and changed to 2% during 2010, calculated on a daily basis. A participant may only have two loans outstanding at any time.

Before attainment of age 59½, participants may request in-service withdrawals from the Rollover balance within their account. Participants may also request an in-service withdrawal from their Salary Deferral balance in the event of a financial hardship, subject to certain limitations as defined by the Plan.  Once a participant attains age 59½, in-service withdrawals may be made from all contribution sources.

A Participant whose initial Date of Employment is on or before December 31, 2009, and who is fully vested in his Discretionary and Matching Contribution Accounts may withdraw all or any part of his Discretionary and Matching Contribution Accounts by making a request to the Plan Administrator at least 30 days before the applicable withdrawal date.  No distribution shall be made of an Employer Discretionary or Matching Contribution until two years have elapsed since the contribution to the Trust Fund was made unless the Participant has completed at least five years of Vested Service.  The Participant shall specify the particular Account from which a withdrawal is made.

Shawnlee Construction LLC 401(k) Plan

Notes to Financial Statements (continued)

Upon separation from service, a participant is eligible for a lump sum distribution of their full, vested account balance. Participants may elect to receive the distribution in a lump sum amount, a qualified rollover to another plan, or may defer their distribution until a later date. However, in the absence of an election, if the vested portion of a participant’s account is $1,000 or less, this amount will be paid as a lump sum distribution as soon as administratively allowable. Participants who incur a separation from service as a result of their death, disability, or retirement will be vested at 100% prior to their distribution.

The Plan Sponsor intends to continue the Plan indefinitely, but reserves the right to terminate or amend the Plan at any time. In the event of termination of the Plan, all participants are automatically fully vested in the value of their accounts and will be paid in full.

3.	Transfers

As permitted by the plan, funds totaling approximately $4,400 and $212,000 were transferred from the Universal Forest Products, Inc. Employees’ Profit Sharing 401(k) Retirement Plan (an affiliated plan) during 2010 and 2009, respectively, due to employee transfers.

4.	Investments

The tables below set forth by level within the fair value hierarchy the Plan’s investments as of December 31, 2010 and 2009.

Shawnlee Construction LLC 401(k) Plan

Notes to Financial Statements (continued)

	Investment Assets at Fair Value
	as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Common stocks	$214,533	$-	$-	$214,533
Common collective trust funds		688,787		688,787
Mutual funds:
Bond funds	155,871			155,871
Target funds	701,429			701,429
Domestic stock funds	2,351,285			2,351,285
International stock funds	1,929,573			1,929,573
Total mutual funds	5,138,158			5,138,158
Total investments at fair value	$5,352,691	$688,787	$-	$6,041,478

	Investment Assets at Fair Value
	as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Common stocks	$85,572	$-	$-	$85,572
Mutual funds:
Growth funds	3,538,080			3,538,080
Growth and income funds	976,831			976,831
Equity income funds	210,894			210,894
Balanced funds	442,184			442,184
Bond funds	146,934			146,934
Cash equivalent funds	181,579			181,579
Total mutual funds	5,496,502			5,496,502
Total investments at fair value	$5,582,074	$-	$-	$5,582,074

Individual assets that represent 5% or more of the fair value of the Plan’s assets are as follows:

Shawnlee Construction LLC 401(k) Plan

Notes to Financial Statements (continued)

	December 31
	2010	2009

Thornburg International Value Fund	$1,929,573	$-
American Funds Growth Fund of America	1,377,932	811,736
T. Rowe Price Retirement Income Fund	685,965	-
Wells Fargo NA Enhanced Stock Market Fund	535,197	-
Invesco Van Kampen Growth and Income Fund	508,643	-
Neuberger Berman Genesis Assets Fund	453,581	-
Notes receivable from participants	355,650	316,302
American Funds American Balanced Fund	-	442,184
American Funds Europacific Growth Fund	-	767,649
American Funds Fundamental Investors	-	508,530
American Funds New Economy Fund	-	473,667
American Funds New Perspective Fund	-	612,881
American Funds New World Fund	-	474,258
American Funds Smallcap World Fund	-	397,889
American Funds Washington Mutual Fund	-	468,301

5.	Income Tax Status

The Plan was amended and restated effective as of January 1, 2002, on the American Funds Distributors, Inc. Nonstandardized prototype Profit Sharing Plan with CODA.  On March 31, 2008, the Internal Revenue Service stated that the prototype adopted by the Plan, as then designed, qualifies under the Internal Revenue Code (IRC) Section 401(a).  The amended and restated Plan was signed on April 28, 2010, in compliance with the IRS deadline for amending the Plan to comply with the Economic Growth and Tax Relieve Reconciliation Act of 2001 (EGTRRA).   The Plan has not received a determination letter specific to the Plan itself; however, the Plan Administrator believes that the Plan was designed and was being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan was subsequently amended and restated as an individually designed plan effective May 10, 2010.  The amended and restated Plan is a "post-EGTRRA" document, and the Plan Sponsor will submit the Plan for a determination letter during the post-EGTRRA 5-year determination letter cycle for the Plan, which ends January 31, 2015.  The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

Shawnlee Construction LLC 401(k) Plan

Notes to Financial Statements (continued)

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6.	Difference Between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

December 31 2010
Net assets available for benefits from the financial statements	$6,403,534
Net adjustment to fair value for fully benefit responsive investment contracts	2,924
Assets available for benefits from the Form 5500	$6,406,458

The following is a reconciliation of the net increase in net assets per the financial statements to the Form 5500:

December 31 2010
Net increase in net assets from the financial statements	$421,317
2010 Net adjustment to fair value for fully benefit responsive investment contracts	2,924

Increase in net assets from the Form 5500	$424,241

Shawnlee Construction LLC 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN #03-0537439    Plan #001

December 31, 2010

(a)	(b)	(c)	(e)
		Description of Investment Including, Maturity Date,
	Identity of Issuer, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Current Value

	Common stock:
*	Universal Forest Products, Inc.	Universal Forest Products Common Stock	$214,533

	Common collective trust funds:
	Union Bond & Trust Company	Stable Value Fund	153,590
*	Wells Fargo NA	Enhanced Stock Market Fund	535,197
			688,787
	Mutual funds:
	American Funds	Growth Fund of America	1,377,932
	Dreyfus	Midcap Index Fund	11,128
	Pimco	Total Return Fund	155,872
	Thornburg	International Value Fund	1,929,573
	Neuberger Berman	Genesis Assets Fund	453,581
	Invesco Van Kampen	Growth and Income Fund	508,643
	T. Rowe Price	Retirement 2050 Fund	14,448
		Retirement 2040 Fund	362
		Retirement 2030 Fund	606
		Retirement 2020 Fund	48
		Retirement 2010 Fund	-
		Retirement Income Fund	685,965
			5,138,158
			6,041,478
*	Notes receivable from participants	Collateralized by vested account balances, payable in monthly installments with interest rates ranging from 5.25% to 11.5%	355,650
			$6,397,128
*	Indicates a party-in-interest to the Plan.

	Note: Column (d), cost, is not applicable, as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Shawnlee Construction LLC, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Shawnlee Construction LLC 401(k) Plan

Date:	June 27, 2011	/s/ Gerald Simmer
Gerald Simmer,
Shawnlee Construction LLC, Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of BDO USA, LLP